MILLAR WESTERN FOREST PRODUCTS LTD.

                          INTERIM FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 2003

                                   (unaudited)

---------------------------------------------------------------------

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                       MILLAR WESTERN FOREST PRODUCTS LTD.

                                 BALANCE SHEETS

                                   (unaudited)


                                               March 31,        December 31,
                                                 2003              2002
                                            ---------------   --------------

                                             (in thousands of Canadian dollars)

                                     ASSETS
Current assets
    Cash.................................... $     17,015      $     35,005
    Accounts receivable.....................       41,306            33,931
    Inventories (note 2)....................       78,651            61,236
    Prepaid expenses........................        3,580             3,849
    Future income taxes.....................        2,143             1,599
                                             -------------     -------------
                                                  142,695           135,620
Property, plant and equipment...............      156,316           159,407
Other assets ...............................       26,121            26,613
                                             -------------     -------------
                                             $    325,132      $    321,640
                                             =============     =============


                      LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities
    Accounts payable and accrued
      liabilities..........................  $     57,696      $    46,984
    Deferred revenue.......................           598            6,518
                                             -------------     -------------
                                                   58,294            53,502

Long-term debt (U.S. $160,000; 2002 -
    U.S. $160,000).........................       235,328          252,592
Other obligations..........................         6,862            6,712
Future income taxes........................         7,090            6,830
                                             -------------     -------------
                                                  307,574          319,636
Contingent liability (note 5)

Shareholder's equity
    Share capital..........................             -                -
    Retained earnings .....................        17,558            2,004
                                             -------------     -------------
                                             $    325,132      $   321,640
                                             =============     =============




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                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          STATEMENTS OF EARNINGS (LOSS)

                       FOR THE THREE MONTHS ENDED MARCH 31

                                   (unaudited)

                                               2003             2002
                                         ---------------   ----------------
                                         (in thousands of Canadian dollars)

    Gross revenue.........................  $  74,924       $   61,747
    Selling expenses......................     14,086           10,748
                                            ---------       ----------
    Net revenue...........................     60,838           50,999
    Cost of sales.........................     47,213           38,822
    Depreciation and amortization.........      4,174            4,244
    General and administration............      3,520            3,263
    Severance costs (note 3)..............        -              2,298
                                            ---------       ----------
    Operating earnings....................      5,931            2,372
    Financing expenses (note 4)...........      7,847            6,747
    Unrealized exchange (gain)
       loss on debt.......................    (17,264)             368
    Other expense (income)................        (72)             393
                                            ----------      ----------
    Earnings (loss) before income taxes...     15,420           (5,136)
    Income tax recovery...................       (134)          (1,614)
                                            ----------      -----------
    Net earnings (loss)...................  $  15,554       $   (3,522)
                                            ===========     ============



                    STATEMENTS OF RETAINED EARNINGS (DEFICIT)
                       FOR THE THREE MONTHS ENDED MARCH 31

                                               2003              2002
                                         ---------------   ----------------
                                         (in thousands of Canadian dollars)
    Retained earnings - beginning
       of period..........................  $   2,004       $    1,496
    Net earnings (loss)...................     15,554           (3,522)
                                            -----------     ------------
    Retained earnings (deficit) -
       end of period......................  $  17,558       $   (2,026)
                                            ===========     ============

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                       MILLAR WESTERN FOREST PRODUCTS LTD.

                            STATEMENTS OF CASH FLOWS

                       FOR THE THREE MONTHS ENDED MARCH 31

                                   (unaudited)

                                                                                            2003               2002
                                                                                      ---------------      -------------
                                                                                         (in thousands of Canadian dollars)
Cash provided from (used in)
Operating activities
    Net earnings (loss)..........................................................    $     15,554     $     (3,522)
    Items not affecting cash:
      Future income tax recovery.................................................            (284)          (1,764)
      Reforestation expense......................................................           2,817            5,420
      Depreciation and amortization..............................................           4,174            4,244
      Amortization of deferred financing charges.................................             230              230
      Unrealized foreign exchange (gain)
        loss on long-term debt...................................................         (17,264)             368
      Provision for duties.......................................................               -            1,022
      Other......................................................................            (518)             149
                                                                                     --------------   --------------
                                                                                            4,709            6,147
    Reforestation expenditures...................................................          (1,269)          (1,092)
                                                                                     --------------   --------------
                                                                                            3,440            5,055
                                                                                     --------------   --------------

    Changes in non-cash components of working capital
      Accounts receivable                                                                  (7,375)          (4,154)
      Inventories................................................................         (16,819)         (24,125)
      Prepaid expenses...........................................................             269               79
      Accounts payable and accrued liabilities...................................           9,163           10,965
      Deferred revenue                                                                     (5,920)            -
                                                                                     --------------   --------------
                                                                                          (20,682)         (17,235)
                                                                                     --------------   --------------
                                                                                          (17,242)         (12,180)
                                                                                     --------------   --------------
Investing activities
    Additions to property, plant and equipment...................................            (856)            (417)
    Proceeds on disposal of property, plant and equipment........................             107               35
    Decrease in other assets.....................................................               1               17
                                                                                     --------------   --------------
                                                                                             (748)            (365)
                                                                                     --------------   --------------
Decrease in cash.................................................................         (17,990)         (12,545)
Cash - beginning of period.......................................................          35,005           15,872
                                                                                     --------------   --------------
Cash  - end of period............................................................    $     17,015     $      3,327
                                                                                     ==============   ==============

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                       MILLAR WESTERN FOREST PRODUCTS LTD.

                              SEGMENTED INFORMATION

                       FOR THE THREE MONTHS ENDED MARCH 31

                                   (unaudited)

                                                    2003             2002
                                            -----------------  ----------------
                                             (in thousands of Canadian dollars)
Product segment

Lumber
    Net revenue.............................  $     23,267     $     22,306
    Cost of sales and administration........        20,814           19,090
    Depreciation and amortization...........         1,373            1,513
    Severance costs.........................           -                681
                                              -------------    -------------
    Operating earnings (loss)...............  $      1,080     $      1,022
                                              =============    =============

Pulp
    Net revenue.............................  $     35,800     $     27,162
    Cost of sales and administration........        26,399           19,732
    Depreciation and amortization...........         2,692            2,658
    Severance costs.........................           -              1,340
                                              -------------    -------------
    Operating earnings......................  $      6,709     $      3,432
                                              =============    =============
Corporate and other
    Net revenue.............................  $      1,771     $      1,531
    Cost of sales and administration........         3,520            3,263
    Depreciation and amortization...........           109               73
    Severance costs.........................           -                277
                                              -------------    -------------
    Operating loss..........................  $     (1,858)    $     (2,082)
                                              =============    =============
Total
    Net revenue.............................  $     60,838     $     50,999
    Cost of sales and administration........        50,733           42,085
    Depreciation and amortization...........         4,174            4,244
    Severance costs.........................          -               2,298
                                              -------------    -------------
    Operating earnings......................  $      5,931     $      2,372
                                              =============    =============
Shipments by business segment

Lumber (millions of board feet).............          78.2             60.1
                                              =============    =============
Pulp (thousands of tonnes)..................          71.9             64.4
                                              =============    =============

                                                March 31,       December 31,
                                                   2003             2002
                                              -------------    -------------
Identifiable assets
      Lumber................................. $    134,683     $    117,624
      Pulp...................................      143,493          143,664
      Corporate and other....................       46,956           60,352
                                              -------------    -------------
                                              $    325,132     $    321,640
                                              =============    =============
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                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 2003

                                   (unaudited)


1.   BASIS OF PRESENTATION

     The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2002. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. These interim financial statements should be read in conjunction with the December 31, 2002 audited financial statements and the notes thereto included in the Company's Annual Report on Form 20-F. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods have been included.


2.   INVENTORIES
                                                  March 31,        December 31,
                                                    2003               2002
                                               --------------  -----------------
     Logs..................................     $  42,086          $  25,764
     Pulp..................................        16,791             17,487
     Lumber................................        11,376              9,824
     Operating and maintenance supplies....         8,398              8,161
                                                ----------         ------------
                                                $  78,651          $  61,236
                                                ==========         ============

     The Company's working capital requirements are highest in the first quarter due to a seasonal log inventory build-up that will be reduced in the second and third quarters of its fiscal year.


3.   SEVERANCE COSTS

     As a result of a corporate-wide review of operating requirements and staffing levels, the Company implemented a workforce reduction program in January, 2002. The majority of the position reductions were achieved voluntarily.


4.   FINANCING EXPENSES
                                                      2003          2002
                                                  ------------  ------------
    Interest expense
       Long-term debt............................. $ 5,597       $ 6,304
       Other......................................     105           177
    Amortization of deferred financing costs......     230           230
    Foreign exchange losses on U.S.
       dollar cash and working capital............   1,915            36
                                                   --------      --------
                                                   $ 7,847       $ 6,747
                                                   ========      ========


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                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 2003

                                   (unaudited)

5. CONTINGENT LIABILITY

     On April 25, 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% and an antidumping duty rate of 8.43%, both to be posted by cash deposits.

     On May 16, 2002, the United States International Trade Commission ("USITC") published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, cash deposits have been required for shipments at the rates determined by the USDOC effective from May 22, 2002. All bonds posted prior to May 22, 2002 have been returned and cancelled.

     The company has recorded as a selling expense $2.4 million for the period from January 1, 2003 to March 31, 2003 representing the combined countervailing and antidumping duties of 27.22%. For the comparative period in 2002 the company recorded combined duties of $1.0 million.

     The Company and other Canadian forest product companies, the Federal Government and Canadian provincial governments ("Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and dumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. Canadian Interests may appeal the decision of these administrative agencies to the appropriate courts, North American Free Trade Association panels and the World Trade Organization. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on the results of these appeals. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping will not be determined until each annual administrative review process is complete.